SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2007

                          012 SMILE.COMMUNICATIONS LTD.
                              (Name of Registrant)

                  25 Hasivim Street, Petach-Tikva, 49170 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                          012 SMILE.COMMUNICATIONS LTD.

6-K Items

     1.   012  Smile.Communications   Ltd.  Proxy  Statement  for  Extraordinary
          General Meeting to be held January 17, 2008.

     2.   Form of Proxy Card.

                                                                          ITEM 1

                          012 SMILE.COMMUNICATIONS LTD.
                               25 Hasivim Street,
                           Petach-Tikva, 49170 Israel

                                December 13, 2007

             NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We cordially invite you to an Extraordinary General Meeting of Shareholders to be held on Thursday, January 17, 2008 at 2:00 p.m. (Israel time) at the offices of the Eurocom group at 2 Dov Friedman Street, Ramat Gan 52141, Israel, for the following purposes:

     (1) To elect two directors, to hold office until our next annual general meeting; and

     (2) To elect two outside directors for initial three year terms expiring in 2011.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on December 11, 2007 are entitled to notice of and to vote at the meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.



                                            Sincerely,

                                            Shaul Elovitch
                                            Chairman of the Board of Directors

                          012 SMILE.COMMUNICATIONS LTD.
                               25 Hasivim Street,
                           Petach-Tikva, 49170 Israel

                              ---------------------

                                 PROXY STATEMENT

                  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of 012 Smile.Communications Ltd. to be voted at the Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held at 2:00 p.m. (Israel time) on Thursday, January 17, 2008, at the offices of the Eurocom group at 2 Dov Friedman Street, Ramat Gan 52141, Israel.

This Proxy Statement, the attached Notice of Extraordinary General Meeting and the enclosed proxy card are being mailed to shareholders on or before December 13, 2007.

Purpose of the Extraordinary General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters:
(i) the election of two directors, to hold office until our next annual general meeting of shareholders; and (ii) the election of two outside directors for initial three year terms expiring in 2011.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.1 per share, as of the close of business on December 11, 2007, are entitled to notice of, and to vote in person or by proxy at the Meeting.

Shares eligible to be voted and for which a proxy card is properly signed and returned and actually received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR each proposal for which our Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Quorum and Voting

As of December 11, 2007, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 25,360,000 ordinary shares. Each ordinary share entitles the holder to one vote.

The presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of our company's voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting, unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place, or to such other time as designated in the notice of such adjourned meeting. If within half an hour from the time designated for the adjourned Meeting a quorum is not present, any number of shareholders present will constitute a quorum. This notice shall serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

We have received indication from our principal shareholder, Internet Gold - Golden Lines Ltd., which holds approximately 72.44% of our issued and outstanding ordinary shares, that it presently intends to vote for the election of each of the nominees for director and outside director.

Security Ownership of Certain Beneficial Owners and Management

Internet Gold - Golden Lines Ltd., or Internet Gold, owns approximately 72.44% of our outstanding shares, based on 25,360,000 ordinary shares outstanding as of December 11, 2007. Internet Gold is a public company, whose shares are listed on The NASDAQ Global Market and the Tel Aviv Stock Exchange. Internet Gold is controlled by Eurocom Communications Ltd., or Eurocom Communications, which holds 53.93% of its ordinary shares as of December 11, 2007. Eurocom Communications is controlled by Mr. Shaul Elovitch, the chairman of our Board of Directors and the chairman of the board of directors of Internet Gold and Eurocom Communications. As a result, Mr. Shaul Elovitch may be deemed to have sole voting and dispositve power as to our ordinary shares held of record by Internet Gold.

We are not aware of any other shareholder that beneficially owns 5% or more of our outstanding ordinary shares. None of our directors or executive officers owns any of our outstanding ordinary shares.

                              ELECTION OF DIRECTORS
                           (Item 1 on the Proxy Card)

Pursuant to our articles of association, our Board of Directors may consist of no less than two and no more than ten members. Our Board of Directors is currently composed of three directors, Mr. Shaul Elovitch, Mr. Eli Holtzman and Ms. Anat Winner, each of whom will hold office until our next annual general meeting of shareholders, and until their successors are elected and qualified. At the Meeting shareholders will be asked to elect Ms. Aliza Schloss and Mr. Doron Turgeman to serve as directors, to hold office until our next annual general meeting of shareholders, and until their successors are elected and qualified. Should both of the director nominees be elected at the Meeting, our Board of Directors will consist of five directors other than the two outside directors to be elected in accordance with the Israeli Companies Law (see Item II below). Our directors, other than our outside directors, are elected at each annual meeting of shareholders. All the members of our Board of Directors, except the outside directors, may be reelected upon completion of their term of office.

Under the Israeli Companies Law, our Board of Directors is required to determine the minimum number of directors who must have "accounting and financial expertise" (as such term is defined in regulations promulgated under the Israeli Companies Law). Our Board of Directors has determined that our Board of Directors will include at least two directors who have "accounting and financial expertise" within the meaning of the regulations promulgated under the Israeli Companies Law.

We are a "controlled company" within the meaning of the NASDAQ Marketplace Rules, since Internet Gold holds more than 50% of our voting power. As such, we are exempt from the NASDAQ Marketplace Rules requirement that a majority of a company's board of directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules. We are also exempt from the NASDAQ Marketplace Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which our directors are proposed by the board of directors and elected by the shareholders, unless otherwise provided in a company's articles of association. Our articles of association do not provide otherwise.

Accordingly, the Board of Directors proposes the election of Ms. Aliza Schloss and Mr. Doron Turgeman, to hold office until our next annual general meeting of shareholders, and until their successors are elected and qualified.

Should either of the directors nominees be unavailable for election, the proxies will be voted for a substitute nominees designated by the Board of Directors. The nominees are not expected to be unavailable.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as directors the nominees named above.

Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held:

Nominees For Election As Director

Aliza Schloss has served as a director of Internet Gold since July 2005.
Ms. Schloss has served as a director and/or officer of various other companies in the Eurocom group. From 2002 to 2005, Ms. Schloss served as an independent director, chairman of the audit committee and member of various committees of the Israel Electric Company Ltd. From October 2000 to October 2003, Ms. Schloss served as a director, chairman of the audit committee and member of various committees of Bezeq The Israel Telecommunication Corp. Ltd. From 2000 to 2003, Ms. Schloss served as an independent director and member of the audit committee of several companies, including Hiram Gat Engineering & Construction Co., Ltd. and F.I.B.I Lamelcha - The First International Bank Ltd. and LAHAK Management of Trust Funds Ltd. - Bank Hapoalim. Ms. Schloss holds a Ph.D. degree in political science and public administration from the Hebrew University of Jerusalem. Ms. Schloss also holds an M.A. degree in political science and M.P.A. degree in public administration, both from the Hebrew University of Jerusalem, and a B.Sc. degree in biology from the Ben-Gurion University of the Negev.

Doron Turgeman has served as Internet Gold's deputy chief executive officer since October 2004 and as chief financial officer and vice president of finance since May 2001. Mr. Turgeman serves as deputy chief executive officer and chief financial officer of Smile.Media, our sister company. Mr. Turgeman holds a B.A. degree in economics and accounting from the Hebrew University of Jerusalem and he is a certified public accountant (CPA).

The Board of Directors recommends a vote FOR the election of each of the nominees for director named above.

Directors Continuing in Office

Shaul Elovitch has served as chairman of our board of directors since March 2000 and as chairman of Internet Gold since its inception in 1992. Mr. Elovitch is the controlling shareholder of Eurocom Communications and its affiliated companies, one of Israel's largest private communications groups. Mr. Elovitch has served as chairman of the board of directors and chief executive officer of Eurocom Holdings and Eurocom Communications, the parent company of Internet Gold, since 1985. Mr. Elovitch also serves as the chairman of the board of directors of Smile.Media, our sister company.

Eli Holtzman served as our chief executive officer and a director from March 2000 until January 2007 and has served as our vice chairman since January 2007. Mr. Holtzman co-founded and has been the chief executive officer of Internet Gold since 1992 and has served as a director since July 1999. Mr. Holtzman holds a B.Sc. degree in chemistry and pharmaceuticals from Illinois University. Mr. Holtzman also serves as a director and the chief executive officer of Smile.Media, our sister company.

Anat Winner has served as a director since October 2007. Ms. Winner has been self employed as a business advisor since July 2003 and serves as director of Internet Gold and Magal Security Systems Ltd., publicly traded on The NASDAQ Global Market and Tel Aviv Stock Exchange. From October 2001 to July 2003, Ms. Winner served as chief executive officer and chief financial officer of Israel News Ltd. From 1999 to October 2001, Ms. Winner served as chief financial officer of DBS Satellite Services (1998) Ltd. (YES), an Israeli company that is engaged in setting up and operating direct broadcasting satellite television systems. Ms. Winner holds a B.A. degree in accounting and economics from Haifa University and has been a certified public accountant (CPA) since 1986.

                        BOARD OF DIRECTORS AND COMMITTEES

Outside and Independent Directors

Outside Directors. Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person's relative, partner, employer or an entity under that person's control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term "relative" means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term "affiliation" includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder, as defined in the Israeli Companies Law. Under the Israeli Companies Law, the term "office holder" includes a director, general manager, chief business manager, deputy general manager, vice general manager, or any person filling any of these positions in a company even if he or she holds a different title, and also includes any other manager directly subordinate to the general manager. Regulations recently promulgated under the Israeli Companies Law stipulate certain additional relationships with a company that will not be deemed an "affiliation" with the company for the purpose of service as an outside director.

In addition, no person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as director or may otherwise interfere with the person's ability to serve as director. If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

At least one of the outside directors must have "accounting and financial expertise" and any other outside director must have "accounting and financial expertise" or "professional qualification," as such terms are defined by regulations promulgated under the Israeli Companies Law. However, as an Israeli company listed on The NASDAQ Global Market, we would not be required to appoint an outside director who has "accounting and financial expertise," if another director with "accounting and financial expertise" serves on the board of directors who is an independent director for the purpose of audit committee membership under NASDAQ Marketplace Rules, and provided that all of our outside directors have "professional qualification."

The outside directors are elected by shareholders at a general meeting, provided that either:

     o The majority of shares voted at the meeting (not including abstentions), including at least one-third of the shares of the non-controlling shareholders voted at the meeting, vote in favor of the outside director; or

     o The majority of shares voted at the meeting (not including abstentions) vote in favor of the outside director and the total number of ordinary shares held by non-controlling shareholders that voted against the election of the outside director does not exceed one percent of all of the voting rights in the company.

In general, outside directors serve for a three-year term and may be reelected to one additional three-year term , if certain conditions are met. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, may appoint an outside director for additional terms of not more than three years subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director's professional expertise and special contribution to the company's board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company.

An outside director may be removed from office at the initiative of the board of directors at a special general meeting of shareholders, if the board resolves that the statutory requirements for that person's appointment as outside director no longer exist, or that the outside director has violated his or her duty of loyalty to the company. The resolution of the special general meeting of shareholders regarding the termination of office of an outside director requires the same majority that is required for the election of an outside director. The court may order the termination of the office of an outside director on the same grounds, following a motion filed by a director or a shareholder. If an outside directorship becomes vacant, the board of directors is required under the Israeli Companies Law to convene a shareholders meeting immediately to appoint a new outside director.

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director, and the audit committee must include all the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

A company may not engage an outside director as an office holder and may not employ or receive services from that person for consideration, either directly or indirectly, including through a corporation controlled by that person, for a period of two years from the termination of his or her service as an outside director .

At the Meeting, shareholders are being asked to vote upon the election of two outside directors under Israeli law, one of whom has "accounting and financial expertise," and the other who has "professional qualification," as such terms are defined under the Israeli Companies Law. See Item II.

Independent Directors. In general, NASDAQ Marketplace Rules require that a NASDAQ-listed company have a majority of independent directors on its board of directors and its audit committee must consist solely of independent directors, as defined under NASDAQ Marketplace Rules, within 12 months of its initial public offering. We are a "controlled company" within the meaning of the NASDAQ Marketplace Rules, since Internet Gold holds more than 50% of our voting power. Accordingly, we are exempt from certain independence requirements under the NASDAQ listing standards, such as the requirement to have a majority of independent directors on our board of directors. However, because the controlled company exemption does not extend to our audit committee, it must have at least three members and be comprised only of independent directors each of whom satisfies the respective "independence" requirements of the Securities and Exchange Commission and NASDAQ.

Our Board of Directors has determined that Ms. Winner qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ.

Audit Committee

Our Board of Directors intends to establish an audit committee as soon as practicable after the election of the two outside directors under Israeli law at the Meeting (see Item II). Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include: the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; or a controlling shareholder or any of the controlling shareholder's relatives.

In addition, NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective "independence" requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee will consist of three members, including Ms. Winner, and all of them will satisfy the respective "independence" requirements of the Securities and Exchange Commission and NASDAQ and will be financially literate, and two of whom will qualify as outside directors under the Israeli Companies Law. Our board of directors has determined that Ms. Winner qualifies as an audit committee financial expert, as defined by rules of the Securities and Exchange Commission.

Under the Israeli Companies Law, the approval of the audit committee is required for specified actions and transactions with office holders and controlling shareholders. For such purpose, the term controlling shareholder is a shareholder who has the power to direct the company's operations, other than by virtue of being a director or other office holder of the company and includes a shareholder that holds 50% or more of the voting rights in a public company, or a shareholder who has the power to direct the conduct of the company, if the company has no shareholder that owns more than 50% of its voting rights, then the term also includes any shareholder that holds 25% or more of the voting rights of the company (two or more persons who have a personal interest in the approval of the transaction are deemed to be joint holders). The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the two outside directors are serving as members of the audit committee and at least one of them was present at the meeting at which the approval was granted.

Additionally, under the Israeli Companies Law, the role of the audit committee is to identify faults in the business practices of the company, among other things, by consulting with the company's independent registered public accounting firm and internal auditor, and to make recommendations to the board for remedying such faults.

Internal Audit

Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is, among other things, to examine whether a company's actions comply with applicable law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but not an interested party or an office holder, or affiliate, or a relative of an interested party or an office holder, nor may the internal auditor be the company's independent registered public accounting firm or its representative. An interested party is defined in the Israeli Companies Law as a 5% or greater shareholder, any person or entity who has the right to appoint one director or more or the general manager of the company or any person who serves as a director or as general manager of the company. In determining the ownership or voting interest of a person, Israeli law is expansive and aggregates that person's direct and indirect holdings, including the holdings of certain affiliates, relatives and associates. As soon as practicable after the Meeting and the establishment of an audit committee, our board of directors will appoint an internal auditor nominated by our audit committee.

                          ELECTION OF OUTSIDE DIRECTORS
                       (Items 2A and 2B on the Proxy Card)

As an Israeli company whose shares have been offered to the public, we are required to appoint at least two outside directors, within the meaning of and in accordance with the Israeli Companies Law. Under the Israeli Companies Law a person may not be appointed as an outside director if the person, or the person's relative, partner, employer or an entity under that person's control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term "relative" means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term "affiliation" includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder, as defined in the Israeli Companies Law. Under the Israeli Companies Law, the term "office holder" includes a director, general manager, chief business manager, deputy general manager, vice general manager, or any person filling any of these positions in a company even if he or she holds a different title, and also includes any other manager directly subordinate to the general manager. Regulations recently promulgated under the Israeli Companies Law include certain additional relationships that would not be deemed an "affiliation" with a company for the purpose of service as an outside director.

In addition, no person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as director or may otherwise interfere with the person's ability to serve as director. If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

At least one of the outside directors must have "accounting and financial expertise" and any other outside director must have "accounting and financial expertise" or "professional qualification," as such terms are defined by regulations promulgated under the Israeli Companies Law. However, as an Israeli company listed on The NASDAQ Global Market, we are not required to appoint an outside director who has "accounting and financial expertise," if another director with "accounting and financial expertise" serves on the board of directors who is an independent director under the

NASDAQ Marketplace Rules and provided that all of our outside directors have "professional qualifications."

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director, and the audit committee must include all the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

In general, outside directors serve for a three-year term and may be reelected to one additional three-year term, if certain conditions are met. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, may appoint an outside director for additional terms of not more than three years subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director's professional expertise and special contribution to the company's board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company.

An outside director may be removed from office at the initiative of the board of directors at a special general meeting of shareholders, if the board resolves that the statutory requirements for that person's appointment as outside director no longer exist, or that the outside director has violated his or her duty of loyalty to the company. The resolution of the special general meeting of shareholders regarding the termination of office of an outside director requires the same majority that is required for the election of an outside director. (described below) The court may order the termination of the office of an outside director on the same grounds, following a motion filed by a director or a shareholder. If an outside directorship becomes vacant, the board of directors is required under the Israeli Companies Law to convene a shareholders meeting immediately to appoint a new outside director.

A company may not engage an outside director as an office holder and may not employ or receive services from that person for consideration, either directly or indirectly, including through a corporation controlled by that person, for a period of two years from the termination of his or her service as an outside director.

At the Meeting, shareholders will be asked to elect each of Ms. Hana Rado and Ms. Debbie Saperia as an outside director of our company for an initial three three-year term, or until their successors are elected and qualified. We have received a declaration from each of the nominees that they fulfill all of the qualifications required of an outside directors under the Israeli Companies Law. Our Board of Directors has determined that Ms. Hana Rado has accounting and financial expertise and that Ms. Debbie Saperia has professional qualification, as such terms are defined by regulations promulgated under the Israeli Companies Law.

Set forth below is information about each of the nominees for outside director, including principal occupation, business history and any other directorships held.

Ms. Hana Rado has served as the chief operating officer and chief financial officer of McCann Erickson Israel, an advertising group, since 2000. From 1995 to 2000, Ms. Rado was employed by the Strauss Group in several positions, such as the financial manager of sales and distribution division, SAP project manager and the finance manager of the food division. Ms. Rado serves as an outside director of Excellence Nessuah Brokerage Services Ltd. Ms. Rado holds a BA degree in biology, an MBA degree in accountancy and finance, and is a certificated teacher, all from Tel Aviv University.

Ms. Debbie Saperia has served as the general manager of Yarden Nahara Ltd., a private company that is engaged in marketing and sale of products to Evangelical Christians, since 2005. Ms. Saperia has also served has an outside director of Harel Investment House Ltd., an Israeli public company, since

2006. From 1993 to 1999, Ms. Saperia was an associate at Rosensweig & Co - Law Offices. From 2000 to 2004, Ms. Saperia served as the business development manager of Promedico Limited and served as a director of a number of companies within the Promedico Group. From 2001 to 2004, Ms. Saperia served as director and general manager of Vitamedic (1999) Limited. Ms. Saperia holds a LL.B (Hons.) degree from the University of Manchester.

The election of each of the nominees for outside director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such resolution include at least one-third of the shares of non-controlling shareholders who vote on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders who vote against such proposal do not represent more than 1% of the voting rights in our company.

We are not aware of any reason why either of the nominees, if elected, would be unable or unwilling to serve as an outside director. In the event that either of the named nominees for outside director would be unable to serve, the proxies will be voted for the election of such other person or persons as shall be nominated by our Board of Directors.

The Board of Directors recommends a vote FOR the election of each of the nominees for outside director.

                                  OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Extraordinary Meeting and no other matter shall be on the agenda of the Meeting.



                                            By Order of the Board of Directors,

                                            Shaul Elovitch
                                            Chairman of the Board of Directors




Date: December 10, 2007

                                                                          ITEM 2

                          012 SMILE.COMMUNICATIONS LTD.

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

         The undersigned hereby appoint(s) Doron Ilan and Itai Leshem, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.1 per share, of 012 Smile.Communications Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary General Meeting of Shareholders of the Company to be held on January 17, 2008 at 2:00 p.m. (Israel time) at the offices of the Eurocom Group, 2 Dov Friedman Street, Ramat Gan 52141, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Extraordinary General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE DIRECTORS IN ITEM 1 AND FOR THE ELECTION OF OUTSIDE DIRECTORS IN ITEMS 2A AND 2B. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.



                (Continued and to be signed on the reverse side)

                EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

                          012 SMILE.COMMUNICATIONS LTD.

                                January 17, 2008

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE DIRECTORS IN ITEM 1 AND "FOR" THE ELECTION OF OUTSIDE DIRECTORS IN ITEMS 2a AND 2b. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
------------------------------------------------------------------------------

1. The election of two directors for terms expiring at the next Annual General Meeting of Shareholders of the Company.

[ ] FOR ALL NOMINEES                            NOMINEES:

[ ]WITHHOLD AUTHORITY FOR ALL NOMINEES          ( ) Aliza Schloss
                                                ( ) Doron Turgeman
[ ] FOR ALL EXCEPT
      (See instructions below)




INSTRUCTION:     To withhold authority to vote for any individual nominee(s),
------------     mark "FOR ALL EXCEPT" and fill in the circle next to each
                 nominee you wish to withhold, as shown here: (X)


2a.  To elect Hana Rado as an outside director for an initial three year term.

                           [ ] FOR                  [ ] AGAINST      [ ] ABSTAIN

2b. To elect Debbie Saperia as an outside director for an initial three year term.


                           [ ] FOR                  [ ] AGAINST      [ ] ABSTAIN


     To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]


Signature of Shareholder __________ Date _____
Signature of Shareholder __________ Date _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            012 SMILE.COMMUNICATIONS LTD.
                                                  (Registrant)



                                            By /s/Stella Handler
                                               -----------------
                                               Stella Handler
                                               Chief Executive Officer




Date:  December 13, 2007